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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: January 31, 2008 Estimated average burden hours per response. . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-131714-02

HSBC Automotive Trust (USA) 2006-2

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131714

HSBC Auto Receivables Corporation

(Exact name of depositor as specified in its charter)

HSBC Finance Corporation

(Exact name of sponsor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization of the issuing entity)	N/A (I.R.S. Employer Identification Number of issuing entity)
36-4220459 (I.R.S. Employer Identification Number of depositor)
c/o HSBC Finance Corporation Attention: Michael J. Forde 2700 Sanders Road, Prospect Heights, Illinois 60070 (Address of principal executive offices of the issuing entity)

Class A-1 Asset-Backed Notes, Class A-2 Asset-Backed Notes,

Class A-3 Asset-Backed Notes and Class A-4 Asset-Backed Notes

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒

Approximate number of holders of record as of the certification or notice date: 28

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Finance Corporation, as Servicer of HSBC Automotive Trust (USA) 2006-2, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2008	By: /s/ Patrick D. Schwartz Patrick D. Schwartz, Vice President, Deputy General Counsel-Corporate and Corporate Secretary - HSBC Finance Corporation, as Servicer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.